UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING

OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

1.               DATA, TIME AND VENUE: On March 13th, 2025, at 2:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.               CALL NOTICE: A call notice was published in the newspaper Valor Econômico on January 30th and 31st, February 1st/2nd/3rd, 2025, pages C5, B3 and A5, respectively, with simultaneous release of the publication online on the page of said newspaper.

3.               PUBLICATIONS: All documents related to the subject matters to be resolved on in this Extraordinary Shareholders’ Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (ri.telefonica.com.br), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), on January 29th, 2025.

4.               ATTENDANCE: Were present at the Meeting, on first call, shareholders representing approximately 91.29% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 004, considering the valid distance voting ballots received by B3 S.A. – Brasil, Bolsa, Balcão, in its capacity as the central depository for the Company's shares, and also directly by the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on March 11th, 2025 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Mr. Breno Rodrigo Pacheco de Oliveira, the Company's General Secretary and Legal Director; Mrs. Gabriela Soares Pedercini, member of the Fiscal Board, was also present to provide any necessary clarifications.

5.               PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira - Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

6.               AGENDA:

1.	Approve the reverse split of all common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) reverse split share will correspond to 80 (eighty) shares, without any change to the Company’s share capital value, but solely to its total number of shares (“Operation”);

2.	Amend Article 5, caput, of the Company's Bylaws, which deals with share capital, to reflect the new number of shares into which the Company's share capital will be divided as a result of the Operation, as well as the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) common shares issued by the Company, held in treasury, as approved by the Board of Directors at a meeting held on December 20th, 2024;

3.	Restate the Bylaws of the Company, in order to reflect the amendment proposed in item 2 above; and

4.	If the Operation is approved, authorize the Company's Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of the Meeting, as well as to perform all acts necessary for the implementation of the Operation.

7. RESOLUTIONS:

Initially, it was clarified that, as everyone was aware, the main purpose of the Meeting was to discuss and resolve on the proposal of the Operation.

Additionally, it was noted that the matter had been previously analyzed by the Audit and Control Committee, by the Fiscal Council, and by the Company's Board of Directors, which were in favor of all items of the agenda for which they were responsible.

Lastly, it was informed that the documentation relevant to this Meeting was available to the shareholders for consultation, including the Consolidated Distance Voting Map. The attending shareholders agreed with (i) the waiver of the reading of the referred documents, as they were fully known by all, and (ii) the drawing up of these minutes in summary form, pursuant to art. 130, paragraph 1, of the Corporations Law, and any documents or proposals submitted to the meeting, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board and by any shareholder that requests it, being shelved at the Company’s principal place of business.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

(1)         Approve the reverse split of all common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) reverse split share will correspond to 80 (eighty) shares, without any change to the Company’s share capital value, but solely to its total number of shares.

It was approved, by the majority of votes, with abstentions (according to the final synthetic voting map contained in Exhibit A), the proposal for the grouping of all common shares issued by the Company and subsequent split, without any change to the Company’s share capital value, but solely to its total number of shares, under the following conditions:

•	Proportions of the reverse split and subsequent split: the shares will be grouped in the proportion of 40 (forty) shares to 1 (one) share, and subsequently split, so that 1 (one) grouped share will correspond to 80 (eighty) shares.

•	American Depositary Receipts (“ADRs”): The Operation will imply a change, in parallel with its implementation, in the number of shares that make up each ADR, with 01 (one) ADR representing 02 (two) common shares issued by the Company, while the total number of ADRs in circulation will remain unchanged.

•	Maintenance of rights: the Operation (i) will apply to all shareholders of the Company; (ii) will not result in a change in the value of the Company's share capital; and (iii) will not modify the rights granted by the shares issued by the Company to their holders.

•	Trading: The common shares issued by the Company will continue to be traded on B3 S.A. – Brasil, Bolsa e Balcão and the ADRs will continue to be traded on NYSE – New York Stock Exchange.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

•        Applicable Procedures:

a.	Authorization to the Executive Board: the Company’s Executive Board will define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of this Meeting (“Executive Board Deliberation”).;

b.	Deadline for Adjusting Shareholding Position: once the Executive Board Deliberation has been taken, a period of no less than 30 (thirty) days will be determined for shareholders holding common shares of the Company to be able, if applicable, to adjust their shares into whole lots multiples of 40 (forty), at their own discretion (“Position Adjustment Period”);

c.	Implementation of the Operation: The Operation will be carried out on the first business day following the end of the Position Adjustment Period, at which time the Company's share capital will be divided into 3,261,287,392 (three billion, two hundred and sixty-one million, two hundred and eighty-seven thousand, three hundred and ninety-two) common shares with no par value, already considering the cancellation of shares resolved at the Board of Directors meeting held on December 20th, 2024, and the shareholders will have their shareholding positions adjusted. Once the Position Adjustment Period has ended, shareholders who hold fractions of shares resulting from the Operation will be subject to the procedure set forth in item “d” below;

d.	Auction of Remaining Share Fractions: After the end of the Position Adjustment Period, the fractions of shares held by shareholders who have not adjusted their position to multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction to be held at B3 S.A. – Brasil, Bolsa e Balcão on behalf of the holders of the fractions. The net proceeds obtained from the sale of these shares, will be proportionally distributed among all holders of the fractions of shares, on a date and in a manner to be timely informed by the Company, as follows:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

i.	shareholders with complete registration data: the net proceeds will be deposited into the current account indicated in the respective shareholder's registration;
ii.	shareholders with shares deposited in the B3 Central Depository: the net proceeds will be credited directly to the Central Depository, which will be responsible for forwarding them to the respective shareholder through its custody agent; and
iii.	other shareholders not identified or without complete registration data: the net proceeds will be made available at the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.

The funds allocated to investors (resident and non-resident) may be subject to income tax on any gains, which will be taxed as “net gains” in accordance with current legislation. Therefore, the appropriate tax treatment should be identified directly by the respective shareholders and their advisors.

Consequently, with the completion of the Operation, the Company's share capital, in the amount of R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) will be represented by 3,261,287,392 (three billion, two hundred and sixty-one million, two hundred and eighty-seven thousand, three hundred and ninety-two) common, book-entry shares with no par value.

(2)         Amend Article 5, caput, of the Company's Bylaws, which deals with share capital, to reflect the new number of shares into which the Company's share capital will be divided as a result of the Operation, as well as the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) common shares issued by the Company, held in treasury, as approved by the Board of Directors at the meeting held on December 20, 2024.

It was approved, by majority of votes, with abstentions (according to the final synthetic voting map contained in Exhibit A), the amendment of article 5, caput, of the Company's Bylaws to reflect the new number of shares into which its share capital is divided as a result of the Operation and the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) common shares issued by the Company, held in treasury, as approved by the Board of Directors at a meeting held on December 20th, 2024, without reducing the value of the share capital. Therefore, with the implementation of the Transaction, article 5 of the Bylaws will come into force with the following wording:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

“Art. 5 - The fully paid-up and subscribed capital is R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3,261,287,392 (three billion, two hundred and sixty-one million, two hundred and eighty-seven thousand, three hundred and ninety-two) shares, all common, book-entry, with no par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.”

(3)     Restate the Bylaws of the Company, in order to reflect the amendment proposed in item 2 above.

It was approved, by majority of votes, with abstentions (according to the final synthetic voting map contained in Exhibit A), the consolidation of the Company's Bylaws, which, with the completion of the Operation, will come into force in the form of the wording contained in Exhibit B to these minutes.

(4)         If the Operation is approved, authorize the Company's Statutory Board to define the date for the start of the procedures for implementing the Operation, and such date must be within the period of 06 (six) months from the date of the Meeting, as well as to perform all acts necessary for the implementation of the Operation.

It was approved, by majority of votes, with abstentions (according to the final synthetic voting map contained in Exhibit A), the authorization for the Company's Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of the Meeting, as well as for it to perform all acts necessary for the implementation of the Operation.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

8. VOTING MAP: As per Article 33, paragraph 4, of CVM Resolution No. 80/22, of March 29, 2022, as amended, the final summary voting map is executed by the Meeting’s Chairman and by Secretary, indicating the quantities of approvals, rejection and abstentions that each resolution received and is part of these minutes as its Exhibit A.

9. CLOSING: There being nothing further to discuss, the Chairman of the Meeting declared the meeting closed and ordered the suspension of the meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

Presiding Board:

________________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting and Management Representative	________________________________ Nathalia Pereira Leite Secretary of the Meeting

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1, of RCVM 81:

ANDRE MARINO KULLER

ALEX ROQUE GIORDAN

LUIZ MARCHETTI FILHO

THALIS PRIMON TAVEIRA

WAGNER FERNANDO DA SILVA

TAYNAN HENRIQUES TUPINAMBAS

CLAUDIA GONCALVES DUARTE

AMILCAR SIMOES SILVESTRE

RUI DE ALMEIDA MARTINS

SILVIO DOS SANTOS BRAGA

RODRIGO TETSUO BURDA SENZAKI

ILFRAN LOPES GONCALVES

SERGIO AUGUSTO ALVES COUTINHO

RAFAEL AUGUSTO SILVA CETE

LUCIANO FOLADOR

SERGIO LINCON ANDRADE

GLEICE CAIRES NANTES DE SOUZA

LUIZ ALEXANDRE DE ALMEIDA MACEDO

THIAGO MIRANDA FRANCA

RAFAEL URSO PARREIRA PINTO

EVERTON FRANCISCO ZAMAI COLAFATI

BRUNO REINOSO TEIXEIRA PINTO

SAVIO RICARDO DE CARVALHO ARAUJO

JULIANO FRANCISCO ANGELI

CARLOS EDUARDO BIANCHI JUNIOR

MARCIA MIYUKI SAITO

JOAQUIM QUIRINO MENDES

RODRIGO MAGALHAES VASCO

ENZO RINCON

VINICIUS GAGNO LIMA

ERIJAMASON BRILHANTE HONORATO

LUIZ AUGUSTO IVO METZKER

JOEL DE SOUZA FAGUNDES

LEANDRO BERMUDES DE OLIVEIRA

GUILHERME HOMMERDING ALT

RENATO DE SOUZA ARANTES

NAYARA ERNANDES DE PAULA

PEDRO IVO ANDRADE TAVARES

RAFAEL DE SOUSA COUTINHO

HECTOR SANTOS

WELDER PASSOS MOSSI

MARCO AURELIO HINTZ

DOUGLAS ALEXANDRE DE ASSIS

NELSON TOSHIO AOKI

CARLOS AUGUSTO SCHMIDT

CLEVERSON REGIS LINO MARCHALEK

FRANCISCO DAS CHAGAS COSTA

MAURO HELFSTEIN G CARDOSO

PAULO HENRIQUE MENDES DE ANDRADE

KIRK ANDERSON BASTOS VIANA

RENATO JOSE DA SILVA

EVERALDO JOSE PEREIRA

SILVERIO DA CONSOLACAO MOREIRA

RONALDO DOS SANTOS ROCHA

LUIZ ROBERTO GOULART

THIAGO DIEGO WONSOVICZ

RODRIGO GAIBA DE OLIVEIRA

GUSTAVO VITORIA TEIXEIRA

JOSE AIRON DE ALMEIDA

DAIANA CRUZ GONCALES

MANUEL DANILO DE OLIVEIRA MARQUES

MARCELO TADEU BEVILAQUA MELONI

CARLOS ALBERTO BALDAN

IVANA LUCIA DAMASIO MOUTINHO

MARCOS BATISTA DE MORAIS

LUIZ GUSTAVO FUNCHAL DE CARVALHO

GABRIEL HENRIQUE DE ARRUDA CARVALHO

CRISTIANO DOS SANTOS

VALTER REINERI

HERMIRO TEIXEIRA MENDES FILHO

JULIANA DE OLIVEIRA SOUZA GABASSO

MARCELO CALDEIRA BRANT DESSIMONI

MARIA AMELIA APARECIDA DE ARAUJO

ROGERIO RESSIO

LUIZ RICARDO ALVES COSTA

MANOEL ALVES DO COUTO

MARCIO HENRIQUE MAMONI

ADRIANO RODRIGUES SOUSA

RICHARD RIETJENS

AUXILIADORA AMITI FAGUNDES

ALICE DIOGO TAVARES

IURI JONATHAN SOUZA PEREIRA

VILMAR IGNACIO

DIEGO PROTASIO DE VASCONCELOS

ADEMIR AFONSO CAPRIOLI

CAUE MENDES TAVARES

ROGERIO DOS SANTOS CAVALCANTE

GABRIEL TELES DA SILVA

CARLOS EDUARDO DE OLIVEIRA BORGES

EDSON DE JESUS COSTA

MARLON VIEIRA DE JESUS

MARCIAL LOPES FILHO

PEDRO LUIZ DE FREITAS

ELAZAR DORNELLES CEZA

GERMANO ULTRAMARI NETO

JOHNNY HARRISON DOS SANTOS CHIAMENTE

ANGELO RODRIGUES COELHO

LUCIANI CARLA SCHMITZ SANTOS

FABIO SOUSA SILVA

CESAR AUGUSTO DOS SANTOS ARAUJO

EDUARDO ROGERIO DE FARIA

ATTILA DE MELO CAMPOS

FLAVIO GALVAO LIGABO MOTTA

SILVANIA MARIA SEVERINO

JACKSON AMELCO MARTINS

FERNANDO ISAIAS DE SOUZA

MARCOS ANTONIO RUIZ

VINICIUS MELLO DO LIVRAMENTO

ELINALDO VIEIRA DOS SANTOS

EDUARDO TASSINARI

CLEYDERSON PEREIRA DE OLIVEIRA

LUIZ CLAUDIO OCTAVIANO DE ALVARENGA FILHO

GILBERTO CARDOSO BRAZ

JOSE APARECIDO DA SILVA

ERLEI MOLTER

MAGNO LUIS MARINHO DE JESUS

RAFAEL SIMONE SAIA

GABRIEL POZZER SECCO

JOAB WILSON DE SOUZA

MARCIO MENDES

RENATO SANDRINI

TAYRONE HENRIQUE PIRES

ROGERIO MORAES GONCALVES

BRUNO ALVES DE LIMA

SAMUEL CARRACCIOLI SANTOS

JOSE OLAVO DE ANDRADE IGNACIO OLIVEIRA

CARLOS EDUARDO SANTOS DE CARVALHO

NILDEMAR RODRIGUES

CARLOS FONSECA AVILA

JULIANO MIZUMA ANDRADE

FERNANDO CESAR CAMILO

CARLOS HENRIQUE SALES GARCIA

CARLOS DA COSTA VIEGAS

MARCOS DE OLIVEIRA VALIN JR

EVERALDO SENA DOS SANTOS

RAPHAEL BARROS COUTINHO

EDUARDO BETINE BUCKER

WESLEI GUADALUPE DE SOUZA

MARCELO LEIROZ PINTO

ANTONIO CARLOS DE SIQUEIRA

EDIMAR ANDRADE DA SILVA

JOAO JOSE LOPES

LINOMAR DA COSTA BOTELHO

ESTANISLAU BARBOSA COSTA

JHONES RODRIGUES DE FARIA

BRUNO LUIS DE RESENDE

GILBERTO NEY OTTONI DE BRITO

LUIZ CARLOS BRAZ GUADAGNINE

GENILTON DO CARMO NASCIMENTO

VANDERCI MAIA GOMES

ROBERTO BAVARESCO

CLAUDIO ANTONIO SODARIO

EDUARDO JUST BARCELOS

PAULO RICARDO JUNQUEIRA

MARIO LUIS MOREIRA PRADO

WELLINGTON MASSANORI KIKUTI

GUSTAVO GUIMARAES DE SA

JOSE CARLOS MARTIN GONCALVES

LUCIANO O B SANTOS

ELTON JONES SABINO

ZAILUX WIZAIKROPH SOUSA GOMES

CINTIA PAES ARANTES FONSECA

JEYSON RICARDO MAKSYMOWICZ

MARCELINO HERMES BARROSO

ALEX SOARES DA SILVA

ANDRE TESSARO PELINSER

RAFAEL DE ALENCAR LACERDA

ROBERT GOMES MELO

HERIVELTO MACHADO DE ANDRADE

PABLO RUAN AMORIM FERREIRA

PEDRO HENRIQUE DO NASCIMENTO CAMPOS RIBEIRO

LEONARDO BRAGA DE ANDRADE

FABIO PIRES DE ALMEIDA

DIOGO ALVES GARCIA NUNES

SERGIO LISBOA DE FREITAS

ALEXANDER SOUZA DA SILVA

FABIO GOMES DA SILVA

ALISSON HENRIQUE SANTOS GONDIM

MARCIO CORREA ALVES

JOAO BATISTA JANSEN DANIELE

ADILSON KANEHIRA

NELSON MARCIANO DA SILVA PATROCINIO

FERNANDO FUKUNAGA

RAMON GRANDCHAMP SERAFIM

MOESIO ROCHA TELES JUNIOR

ALEXANDRE GARAY GOMEZ

SILLAS ALVES BATISTA

CARLOS ALEXANDRE TOTH GUEDES

EDUARDO LOPES DE BARROS

ALUISIO MENDES DA ROCHA FILHO

CARLOS ALBERTO MOREIRA KOPKE

RENATO LIMAO

THOMAS GLEZER

RAFAEL ISIDRO DE SOUZA

CLEBER DE SOUZA OLIVEIRA

DILCE MARIA BERNARDI

GUSTAVO CRUZ MOTA

LUCAS LOPES CARDOSO

DORIVAL DE STEFANI

LUCAS PEREIRA FONSECA

HELTON CALDEIRA DA SILVA

SOREN ARTUR METZ

RICARDO ALONSO GONZALEZ

MAURICIO MARTINS DE ALMEIDA FILHO

NORBERTO VIDOTTO DE NEGREIROS

MIGUEL ANGEL CORBA

VINICIUS PEGORINI ARNHOLD

THIAGO SAMIR GUIMARAES REI

ANDRE LUCAS PEREIRA DE JESUS

LEONARDO SANTOS LEAL

ADRIANO SOEIRO LIMA

JOSE ALFREDO DOS REIS JUNIOR

VALDECIR KOHLER JUNIOR

FABIO LUIZ FERRAZ MING

AMILTON JOSE GOIS

PAULO HENRIQUE BARTH

SIDNEY MAURY SENTONA

ADAUTO VIEIRA DE LIMA

DANIEL DO CARMO PAULO

LEONES GONCALVES DE MELO ROSA

VALDEI FERREIRA DE SOUZA

ALINE GONCALVES RODRIGUES FIGUEIREDO

HUGO AMANCIO MEDEIROS

LEONARDO FELIPE FONTANA

PRICILA KELI CAETANO

SANDRO DA CUNHA YAMADA

JORGE LUIZ DE OLIVEIRA CUNHA

ELISSON HUDSON SOUZA TEIXEIRA

ARENILSON RODRIGUES DOS SANTOS

LUIZ KUMAGAI

HENRIQUE BERNARDES LOREGIAN

LUCIANO FORLEPA

RODRIGO DONIZETE PRADO RIBEIRO

VALDEMAR HIPOLITO JUNIOR

IVAN FRANCA DE MENEZES

VINICIUS DA SILVA PEREIRA

GLAUCIA JUNIA MARTINS CARNEIRO

MARCUS VINICIUS CARVALHO DOS SANTOS

SAMUEL VINICIUS LINO

NEY KENITI UTIDA

DANIELLA SOUSA ALVES

CLAUDIA CLEDNA BATISTA DE OLIVEIRA LIMA

HUGO RODRIGUES DE SOUZA

ORLANDO RODRIGUES DOS SANTOS

JEAN CARLOS BATISTA DA SILVA

VINICIUS DE SOUZA MACHADO

FERNANDO BARCELLOS DE OLIVEIRA

LUIZ MARCOS RIBEIRO

ANTONIO CARLOS GIMENEZ JUNIOR

DAG CANESSO JURASZEK

SERGIO GERALDO LOPES

TIAGO VIDAL DE CAMPOS

ADRIANO GIORA SCHIAS

MIGUEL HLEBCZUK JUNIOR

GUILHERME LOHNER SILVEIRA

ALEX KENJI YAGUI

VICENZO GOMES COLOMBARA

HERMANN MILTON WERNERSBACH

DOUGLAS CARLOS FRADIQUE

JOAO PAULO NOGUEIRA MORAES

HENRIQUE CASTRO BARROS DE CARVALHO

ADONAI SILVA DOS SANTOS

LUCIANO ANGELO RICHETTI

JENNECY LAFAYETTE

JUNIOR FERNANDES DA SILVA

DANIEL ALCANTARA DE SOUZA MEDEIROS

PAULO HENRIQUE LINDENBAH BONFA

MAYCON TSUYOSHI MINAKAWA

SYDNEY NETO

ELMARIO BARBOSA MOTA

JHEFFREY RHENAN RODRYGO SANTOS DA SILVA

DOUGLAS HENRIQUE OVANDO

LILIA DOS SANTOS FEITOSA

FERNANDO RAMOS DO NASCIMENTO

LUIZ AGENOR POLETTO GAZZI

WANDERLEI FELIPE DA SILVA

JOAO PEDRO PONTES LIMA MATIAS

HELIO FRANCISCO SHIROMA

ALOYSIO DE OLIVEIRA DIAS FILHO

GABRIEL ALEX RAMIRO MARTINS

LUCAS JUNQUEIRA VOLPE

LUIZ FELIPE SANTOS DE AQUINO LOPES

RENATO ALESSANDRO GANDOLFI

LUCIANO GALECKAS MARQUES

SILVIO HENRIQUE CABRAL

MARCO ANTONIO BELLORIO GONDIM

ASSAHD MILAN NETO

WANDERLEY WESLEY SHOUGA MENDES

HENRIQUE MEDINA VARGAS

RENATO DOS SANTOS

LUIZ FELIPE RODRIGUES DE SANTANA

SILVIA LOPES DE SENA TAGLIALENHA

DENILSON EDINALDO PINTO

RICARDO VASSAO DOS SANTOS

MARCOS ROBERTO CASTELLANI TSUDA

JAIR HENRIQUE REIS

JOSE ALCIDES BENETTI DE SOUZA

JORGE LUIZ VENDRAMINI

PAULO SERGIO ROCHA SERRA

TSALEAH HOLDING LTDA

ADRIANA DA SILVA COELHO

CHANDRO COELHO MARCAL DA SILVA

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ROBSON GOMES DE CARVALHO

EMERSON DOS SANTOS MIGUEL

JONATHAN LOUSADO SILVA

BRANDES INSTITUTIONAL EQUITY TRUST

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WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST

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ROSEANITA RANGEL CORREA DO PRADO

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RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

SAN DIEGO CITY EMPLOYEES RETIREMENT SYSTEM

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

SCHWAB EMERGING MARKETS EQUITY ETF

THE METHODIST HOSPITAL

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSEL EMERGING MARKETS EQUITY POOL

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

RUSSEL OVERSEAS EQUITY POOL

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

ALBERTA INVESTMENT MANAGEMENT CORPORATION

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

SCHWAB INTERNATIONAL DIVIDEND EQUITY ETF

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S

CARDANO GLOBAL SUSTAINABLE EQUITY FUND

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR

FRANKLIN LIBERTYSHARES ICAV

AVIVA INVESTORS

GLOBAL MANAGED VOLATILITY FUND

ENSIGN PEAK ADVISORS,INC

CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND

BRIDGEWATER PURE ALPHA STERLING FUND, LTD.

CIBC EMERGING MARKETS EQUITY INDEX ETF

BWSP GLOBAL MACRO TRADING LIMITED

BRIDGEWATER IMPLEMENTATION FUND IV, LLC

BRIDGEWATER PURE ALPHA EURO FUND, LTD.

BRIDGEWATER ACTIVE SUSTAINABLE EQUITIES, LP

COMMONWEALTH EMERGING MARKETS FUND 6

STICHTING PGGM DEPOSITARY

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG

LAZARD/WILMINGTON COLLECTIVE TRUST

LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

CANADA PENSION PLAN INVESTMENT BOARD

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO

LAZARD EM EQUITY ADVANTAGE FUND

LAZARD ASSET MANAGEMENT LLC

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

GREAT-WEST EMERGING MARKETS EQUITY FUND

ANDRE LUIZ SILVA

MARCELO SANTOS DE FARIAS

VAGNER JIAN MOTA DA SILVA

STICHITING BLUE SKY ACT EQ EM MK GL FUND

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

ILLINOIS MUNICIPAL RETIREMENT FUND

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF

IBM 401 (K) PLUS PLAN

STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF

SPDR SP EMERGING MARKETS ETF

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND

STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.

ISHARES MSCI EMERGING MARKETS ETF

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

WASHINGTON STATE INVESTMENT BOARD

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET IRELAND UNIT TRUST

SPDR SP EMERGING MARKETS FUND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I

ROCHE U.S. RETIREMENT PLANS MASTER TRUST

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

INTERNATIONAL MONETARY FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

CITY OF NEW YORK GROUP TRUST

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN

ARROWSTREET EMERGING MARKET TRUST FUND

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

QSUPER

ARROWSTREET (DELAWARE) L/S FUND L.P.

ARROWSTREET CLARENDON TRUST FUND

STATE STREET SCREENED MSCI ACWI MINIMUM VOLATILITY

ARROWSTREET CAPITAL NEWBURY FUND LIMITED

MANAGED PENSION FUNDS LIMITED

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

THRIFT SAVINGS PLAN

SPDR S&P EMERGING MARKETS EX-CHINA ETF

ABERDEEN SELECT INTERNATIONAL EQUITY FUND

ARROWSTREET CAPITAL COPLEY FUND LIMITED

EUROPEAN CENTRAL BANK

INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS

INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

ARIZONA PSPRS TRUST

ALASKA PERMANENT FUND

ARROWSTREET US GROUP TRUST

ARROWSTREET COLLECTIVE INVESTMENT TRUST

MACKENZIE CORPORATE KNIGHTS GLOBAL 100 INDEX ETF

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

IGOR SIPRIANO SILVA

THOMAS ALEXANDER SEABRA SALES CHRISTENSEN

RAFAEL MATEUS TEIXEIRA

RAFAEL ANGELO LASCALA FEMINELI

BRUNO MILARE GARAVELLO

LEONARDO GOMES BALTAR

4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102

JUNTO PARTICIPACOES FIA

VIDALVO SILVINO DA COSTA FILHO

SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK

NORGES BANK

WM POOL - GLOBAL EQUITIESTRUST N 6

SWISSCANTO F. AG A. B. OF S. S. E. M. E. FUND

WM POOL - EQUITIES TRUST NO 74

S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R

WM POOL - EQUITIES TRUST NO. 75

JANA DIVERSIFIED GLOBAL SHARE TRUST

FORD MOTOR CO DEFINED BENEF MASTER TRUST

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

ACTIVE M INTERNATIONAL EQUITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

DRIEHAUS EMERGING MARKETS GROWTH FUND

GREATBANC COLLECTIVE INVESTMENT TRUST IV

GENERAL ORGANISATION FOR SOCIAL INSURANCE

TEACHERS RETIREMENT SYSTEM OF OKLAHOMA

CHEVRON UK PENSION PLAN

NORTHERN TRUST INVESTIMENT FUNDS PLC

DRIEHAUS EMERGING MARKETS FUND, L.P.

DRIEHAUS EMERGING MARKETS EX-CHINA EQUITY FUND, L.

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS

AQUARIUS INTERNATIONAL FUND

CHALLENGE FUNDS

PGIM FUNDS PUBLIC LIMITED COMPANY

TEACHER RETIREMENT SYSTEM OF TEXAS

ISHARES VI PUBLIC LIMITED COMPANY

INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND

STATE OF CONNECTICUT ACTING T. ITS TREASURER

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO FUNDS

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM

UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

BRIDGEWATER PURE ALPHA FUND III, LTD.

BRIDGEWATER PURE ALPHA MAJOR MARKETS TRADING COMPA

BRIDGEWATER PURE ALPHA MAJOR MARKETS TRADING COMPA

BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.

BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.

IVESCO FTSE RAFI EMERGING MARKETS ETF

INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF

UTIMCO SP II LLC

BW DMO FUND, LTD.

BW PASPG, LTD.

BW-M PA 24, LTD.

BRIDGEWATER BLUE PEAK FUND, LP

EWP PA FUND, LTD.

WILSHIRE BRIDGEWATER MANAGED ALPHA MASTER FUND LIM

CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

HERMES BEZERRA DA SILVA NETO

UARLEY SANTOS DA SILVA

LEOPOLDO DE SOUZA FERREIRA

FELIPE GAMA MATAS

ANDERSON FRANCISCO DA SILVA

BB BNC ACOES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO

BB CAP ACOES FUNDO DE INVESTIMENTO

BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES

BB ETF IBOVESPA FUNDO DE INDICE

BB ETF INDICE BOVESPA B3 BR+ FUNDO DE INDICE RESP LTDA

OLIMPIO FIA IE

BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO

BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO

BB TOP ACOES ASG BRASIL FIA

BB TOP ACOES DIVIDENDOS FIA

BB BR 962 FUNDO DE INVESTIMENTO FINANCEIRO RENDA FIXA RESPON

BB TOP ACOES IBOVESPA ATIVO FI

BB TOP ACOES IBOVESPA INDEXADO FI

BB TOP ACOES INDICE DE SUST EMP FI EM ACOES

BB TOP ACOES INFRAESTRUTURA FIA

BB TOP MASTER FI MULTIMERCADO LP

BB TOP MM BALANCEADO FI LP

BRASILPREV TOP A FUNDO DE INV DE ACOES

BRASILPREV TOP ACOES DIVIDENDOS FI

BRASILPREV TOP ASG BRASIL FIA

BRASILPREV TOP PLUS FDO DE INVEST DE ACOES

BRASILPREV TOP VALOR FUNDO DE INVESTIMENTO EM ACOES

BB BR 860 FUNDO DE INVESTIMENTO RENDA FIXA

CITIBANK N.A.

OTAVIO LUIZ DIBE VESCOVI

AMP CAPITAL FUNDS MANAGEMENT LIMITED AS R E F F D E M S F

UNIVERSAL-IVEST-GESELLSCHAFT MBH ON BEHALF OF BAYVK A2-FONDS

MERCER UNHEDGED OVERSEAS SHARES TRUST

BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH ON BEHALF OF

STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC

LORENTZ

BEST INVESTMENT CORPORATION

THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED AS TRUSTEE FO

CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO

HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF

HSBC ETFS PUBLIC LIMITED COMPANY

REASSURE LIMITED

MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS FUND

HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND

ROYAL LONDON EQUITY FUNDS ICVC

PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND

ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V

HSBC ETFS PLC HSBC MSCI EMERGING MARKETS CLIMATE PARIS ALIGN

AGIPI ACTIONS EMERGENTS CANDRIAM

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET

LEMANIA GLOBAL EQUITY

AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF

STICHTING AHOLD DELHAIZE PENSIOEN

LEONARDO DA VENDA NASCIMENTO

COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

NEW ZEALAND SUPERANNUATION FUND

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

RIZE UCITS ICAV

MBB PUBLIC MARKETS I LLC

NORTHERN TRUST UCITS FGR FUND

PUBLIC SECTOR PENSION INVESTMENT BOARD

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

NN (L)

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

VANGUARD FUNDS PUBLIC LIMITED COMPANY

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PACIFIC SELECT FUND

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

ISHARES MSCI BRAZIL ETF

SSGA SPDR ETFS EUROPE I PLC

ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF

ISHARES III PUBLIC LIMITED COMPANY

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

ISHARES EDGE MSCI MIN VOL GLOBAL ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES CORE MSCI EMERGING MARKETS ETF

XTRACKERS

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

TEXAS MUNICIPAL RETIREMENT SYSTEM

XTRACKERS (IE) PUBLIC LIMITED COMPANY

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO RAE EMERGING MARKETS FUND LLC

VICTORIAN FUNDS MAN C A T F V E M T

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

ISHARES IV PUBLIC LIMITED COMPANY

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

WELLINGTON TRUST COMPANY N.A.

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

NATIONAL EMPLOYMENT SAVINGS TRUST

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

LAZARD GLOBAL ACTIVE FUNDS, PLC

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

BEWAARSTICHTING NNIP I

GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

3M EMPLOYEE RETIREMENT INCOME PLAN TRUST

VERIZON MASTER SAVINGS TRUST

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

VOYA VACS INDEX SERIES EM PORTFOLIO

USAA INTERNATIONAL FUND

CLEBER FABIO DA SILVA

RODRIGO SFREDO KRUGER

PABLO MARTINS CAZZARO

AVELINO ANDRE ROQUE SAMPAIO FERREIRA

RICARDO FRITSCHER ATANAZIO

ANDRE GUSTAVO YONEZAWA

THIAGO MOURA DA ROCHA DUARTE DELFINO

ALECSANDRO PESSOA

MARCELO PACHOLSKI

DANIEL SANTOS TAVARES DE FREITAS

VINICIUS DALTRO DE ALMEIDA

JPMORGAN GLOBAL ALLOCATION FUND

JEFFREY LLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

HANDELSBANKEN TILLVAXTMARKNAD TEMA

HANDELSBANKEN LATINAMERIKA TEMA

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

MISSOURI EDUCATION PENSION TRUST

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS

CONSTRUCTION BUILDING UNIONS SUPER FUND

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

SHELL FOUNDATION

GODFOND SVERIGE VARLDEN

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

AQR UCITS FUNDS

ACCIDENT COMPENSATION CORPORATION

QSMA1 LLC

SPP EMERGING MARKETS PLUS

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

AQR EMERGING EQUITIES FUND LP

MINISTRY OF ECONOMY AND FINANCE

COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

AQR INNOVATION FUND, L.P.

NATIONAL PENSION INSURANCE FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

MSCI EQUITY INDEX FUND B - BRAZIL

MSCI ACWI EX-U.S. IMI INDEX FUND B2

GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND

VANGUARD ESG INTERNATIONAL

COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA

JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

HANDELSBANKEN EMERGING MARKETS INDEX

HANDELSBANKEN GLOBAL INDEX CRITERIA

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN

VANGUARD INTERNATIONAL CORE STOCK FUND

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

KAPITALFORENINGEN LD, SMART BETA-MANDAT

THRIFT SAVINGS PLAN

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

JPMORGAN FUND ICVC - JPM EMERGING MARKETS SUSTAINABLE EQUITY

JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF

JNL EMERGING MARKETS INDEX FUND

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

TRINITY COLLEGE CAMBRIDGE

COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA

MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST

JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF

BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS

STICHTING DEPOSITARY APG EME MULTI CLIENT POOL

ALASKA COMMON TRUST FUND

ANDRA AP-FONDEN

STICHTING PENSIOENFDSVOOR DE WONINGCORPOR.

SPIRIT SUPER

LOCAL AUTHORITIES SUPERANNUATION FUND

UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S

SCHRODER EMERGING MARKETS VALUE FUND

DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1

STOREBRAND SICAV

FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER

AVIVA LIFE PENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND

CIFM GLOBAL EMERGING MARKETS FUND

COMMINGLED P T F (EM M E) OF JP M CHASE BANK

H.E.S.T. AUSTRALIA LIMITED

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND

JPMORGAN FUNDS

J P MORGAN INVESTMENT FUNDS

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

ARROWSTREET GLOBAL EQUITY FUND

MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

NEW YORK STATE COMMON RETIREMENT FUND

QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

SPP EMERGING MARKETS SRI

STATE OF CALIFORNIA MASTER TRUST

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHING PENSIOENFONDS VOOR HUISARTSEN

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE CHASE MAN BK AS TR OF DELTA MASTER FD

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

PAULO FRANCISCO DE ANDRADE JUNIOR

LUCAS VINICIUS ARGUELLO DE MELLO

ROGERIO DE ARAUJO TEIXEIRA

LUIZ CARLOS DELGADO

AGIPI ACTIONS EMERGENTS AMUNDI

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I

ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION

ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE

ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

ARROWSTREET CLARENDON TRUST FUND

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

LIS DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES - RESPONSABILIDADE LIMITADA

INTER DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES

8

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (POA Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (POA Nathalia Pereira Leite)

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA

ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ CAIXA AÇÕES FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL

ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBOVESPA ATIVO MASTER FIA

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ INDEX AÇÕES IBRX FI

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA

ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO

ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ PHOENIX AÇÕES FI

ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA

ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IDIV FUNDO DE ÍNDICE

IT NOW IDIV RENDA DIVIDENDOS FUNDO DE ÍNDICE - RESPONSABILIDADE LIMITADA

IT NOW ISE FUNDO DE ÍNDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

Represented by Itaú Unibanco S.A. / Itaú Unibanco Asset Management Ltda.

POA Christiano Marques de Godoy

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

ALLIANZ EQUITY EMERGING MARKETS 1

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

CANDRIAM SUSTAINABLE

EMERGENCE M

LBPAM ISR ACTIONS EMERGENTS

MOST DIVERSIFIED PORTFOLIO SICAV

ONEMARKETS FUND

STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS

Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

POA Christiano Marques de Godoy

ERIVALDO COELHO BASTOS Acionista
VERA MARIA RAMOS BASTOS Acionista

Other:

Gabriela Soares Pedercini

Member of the Fiscal Board

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Exhibit A

Final Summary Voting Map

1.	Approve the reverse split of all the common shares issued by the Company, at the ratio of 40 (forty) shares to 1 (one) share, and the subsequent share split, so that 1 (one) grouped share will correspond to 80 (eighty) shares, without altering the Company's share capital, but only the total number of shares ("Operation").

ON	Approve	Reject	Abstain
1,478,989,145	1,478,810,807	117,500	60,838

2.	Amend Article 5, caput, of the Company's Bylaws, which addresses the share capital, to reflect the new number of shares into which the Company's share capital will be divided as a result of the Operation, as well as the cancellation of 21,944,664 (twenty-one million, nine hundred forty-four thousand, six hundred sixty-four) ordinary shares issued by the Company, held in treasury, as approved by the Board of Directors in the meeting held on December 20, 2024.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

ON	Approve	Reject	Abstain
1,478,989,145	1,478,814,039	105,395	69,711

3.	Restate the Company’s Bylaws, in order to reflect the amendment proposed in item 2 above, if approved; and

ON	Approve	Reject	Abstain
1,478,989,145	1,478,815,839	104,019	69,287

4.	Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

ON	Approve	Reject	Abstain
1,478,989,145	1,478,819,488	101,308	68,349

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Exhibit B

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 – Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The purpose of the Company is the following:

a) exploitation of telecommunications services;

b) development of activities necessary or useful to the execution of these services, in conformity with the concessions, authorizations and permissions granted thereto;

c) exploitation of value added services, including the provision, without definitive assignment, of audio, video, image and text, applications and similar contents;

d) exploitation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar activities; (iii) information technology; (iv) information and communications security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire and others;

e) licensing and sub-licensing of software of any nature.

Sole Paragraph – In the achievement of its purpose, the Company may incorporate to its equity third-party assets and rights, as well as:

I - participate in other companies’ capital, including in order to comply with the national telecommunications policy;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

II - establish companies or subsidiaries for the execution of activities included in its purpose and that are recommended to be decentralized;

III - promote the import of goods and services necessary for the execution of activities included in its purpose;

IV - provide technical assistance services to telecommunications companies, carrying out activities of common interest;

V - manage and provide services of maintenance, assistance and technical support in computing and equipment related to the Company’s activities;

VI - provide consultancy services related to the Company’s activities;

VII - prepare, implement and install projects related to the Company’s activities;

VIII - manage and provide engineering services and carry out civil construction or related works, necessary for the execution of projects related to the Company’s activities;

IX - provide monitoring services related to the Company’s activities;

X - provide business intermediation services in general;

XI - commercialize and lease equipment and materials necessary or useful for the exploitation of its activities, including precision and measurement equipment and electronic sensors;

XII - conduct studies and research activities aimed at the development of the telecommunications sector;

XIII - to enter into agreements and partnerships with other telecommunication service operators or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to the attributions and responsibilities; and

XIV - carry out other similar or related activities that are attributed thereto by the Brazilian Telecommunications Agency - ANATEL.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

PRINCIPAL PLACE OF BUSINESS

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3,261,287,392 (three billion, two hundred and sixty-one million, two hundred and eighty-seven thousand, three hundred and ninety-two) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

CHAPTER III - SHARES

COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

(i) - to establish the general conduct of the Company’s business;

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

(xiv) - to resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) - to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

(xxvii) - to choose and dismiss independent auditors;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

EXECUTIVE OFFICE

COMPOSITION

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 – In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 – The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1. To establish guidelines and supervise the Company’s activities in the legal area in general;

2. To delegate, if necessary, authority to the other Officers to practice specific acts;

3. To represent the Company as set forth in these Bylaws; and

4. To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

3. To represent the Company as set forth in these Bylaws.

CHAPTER VI - FISCAL BOARD

Art. 22 - The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 – Together with the financial statements, the Board of Directors will submit to the Annual General Meeting, proposal on (i) the sharing of profits with employees and managers and (ii) the full allocation of the net profits.

Paragraph 1 - From the net profits of the year: (i) five percent (5%) will be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital, limited to twenty percent (20%) of the paid-up capital; (ii) twenty-five percent (25%) of the net profits adjusted as per items II and III of art. 202 of Law No. 6,404/76 will be mandatorily distributed as mandatory minimum dividend to all shareholders; and (iii) the remaining balance, after complying with the provisions of the previous items of this article, will be allocated as determined by the Shareholders’ General Meeting, based on the proposal of the Board of Directors included in the financial statements. If the balance of the profit reserves exceeds the capital, the Shareholders’ General Meeting will resolve on the application of the excess in the payment or increase of the capital or, also, in the distribution of additional dividends to shareholders.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 60th EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 13th, 2025

Paragraph 2 - The dividends not claimed within three (3) years from the resolution of its distribution, will revert to the benefit of the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

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Presiding Board:

_______________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting and Management Representative	_________________________________ Nathalia Pereira Leite Secretary of the Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director